Shareholder Vote (unaudited)

On September 28, 2001, a special meeting of the Shareholders of the Fund was held, where one proposal was put forth for vote by the Shareholders of the Fund. The description of the proposal and the number of shares voted are as follows:
A: To approve the new investment advisory agreement between the Fund and Fifth Third Asset Management Inc.:
For - 489,450, Against - 0, Abstain - 0.